# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SONIC AUTOMOTIVE INC, CIK 0001043509
CUSIP: 83545G102
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4401 Colwick Road, Charlotte, North Carolina (NC), 28211
Date of event which requires filing of this statement: 06/12/2026
Filed by CIK 0001049982
Persons authorized to receive notices and communications: Cary Tharrington, Sonic Financial Corporation, 5401 East Independence Boulevard, Charlotte, North Carolina (NC), 28212, 704 532-3320; Eric Schiele, Paul Hastings LLP, 200 Park Avenue, New York, New York (NY), 10166, 212 318-6694

## Reporting persons
- OBS Family, LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); member of a group; source of funds: other (OO); sole voting power 3,007,784; shared voting power 0; sole dispositive power 3,007,784; shared dispositive power 0; aggregate amount beneficially owned 3,007,784 (9.5% of the class)
  Comment: Row 7 includes (i) 2,171,250 shares of Sonic Automotive, Inc.'s Class A Common Stock that can be acquired, upon the election of the reporting person, through the conversion of 2,171,250 shares of Sonic Automotive, Inc.'s Class B Common Stock owned directly by the reporting person, and (ii) 836,534 shares of Sonic Automotive, Inc.'s Class A Common Stock owned directly by the reporting person.
  
  The percentage in Row 13 is calculated based upon (i) 19,574,728 total outstanding shares of Sonic Automotive, Inc.'s Class A Common Stock, par value $0.01 per share, as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026 and (ii) 12,029,375 shares of Sonic Automotive, Inc.'s Class A Common Stock issuable upon conversion of the total outstanding shares of Sonic Automotive, Inc.'s Class B Common Stock as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026.
- Sonic Financial Corporation (CIK 0001049980): type of reporting person: corporation (CO); citizenship or place of organization: North Carolina (NC); member of a group; source of funds: working capital (WC), other (OO); sole voting power 9,858,125; shared voting power 0; sole dispositive power 9,858,125; shared dispositive power 0; aggregate amount beneficially owned 9,858,125 (31.2% of the class)
  Comment: Row 7 includes 9,858,125 shares of Sonic Automotive, Inc.'s Class A Common Stock that can be acquired, upon the election of the reporting person, through the conversion of 9,858,125 shares of Sonic Automotive, Inc.'s Class B Common Stock owned directly by the reporting person.
  
  The percentage in Row 13 is calculated based upon (i) 19,574,728 total outstanding shares of Sonic Automotive, Inc.'s Class A Common Stock, par value $0.01 per share, as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026 and (ii) 12,029,375 shares of Sonic Automotive, Inc.'s Class A Common Stock issuable upon conversion of the total outstanding shares of Sonic Automotive, Inc.'s Class B Common Stock as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026.
- B. Scott Smith (CIK 0001049982): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 349,279; shared voting power 12,865,909; sole dispositive power 349,279; shared dispositive power 12,865,909; aggregate amount beneficially owned 13,215,188 (41.8% of the class)
  Comment: Row 7 includes 349,279 shares of Sonic Automotive, Inc.'s Class A Common Stock owned directly by the reporting person.
  
  Row 8 includes (i) 9,858,125 shares of Sonic Automotive, Inc.'s Class A Common Stock that can be acquired, upon the election of Sonic Financial Corporation, through the conversion of 9,858,125 shares of Sonic Automotive, Inc.'s Class B Common Stock owned indirectly by the reporting person (and directly by Sonic Financial Corporation), (ii) 836,534 shares of Sonic Automotive, Inc.'s Class A Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC), and (iii) 2,171,250 shares of Sonic Automotive, Inc.'s Class A Common Stock that can be acquired, upon the election of OBS Family, LLC, through the conversion of 2,171,250 shares of Sonic Automotive, Inc.'s Class B Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC).
  
  The percentage in Row 13 is calculated based upon (i) 19,574,728 total outstanding shares of Sonic Automotive, Inc.'s Class A Common Stock, par value $0.01 per share, as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026 and (ii) 12,029,375 shares of Sonic Automotive, Inc.'s Class A Common Stock issuable upon conversion of the total outstanding shares of Sonic Automotive, Inc.'s Class B Common Stock as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026.
- David Bruton Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 499,994; shared voting power 12,865,909; sole dispositive power 499,994; shared dispositive power 12,865,909; aggregate amount beneficially owned 13,365,903 (42.3% of the class)
  Comment: Row 7 includes 499,994 shares of Sonic Automotive, Inc.'s Class A Common Stock owned directly by the reporting person.
  
  Row 8 includes (i) 9,858,125 shares of Sonic Automotive, Inc.'s Class A Common Stock that can be acquired, upon the election of Sonic Financial Corporation, through the conversion of 9,858,125 shares of Sonic Automotive, Inc.'s Class B Common Stock owned indirectly by the reporting person (and directly by Sonic Financial Corporation), (ii) 836,534 shares of Sonic Automotive, Inc.'s Class A Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC), and (iii) 2,171,250 shares of Sonic Automotive, Inc.'s Class A Common Stock that can be acquired, upon the election of OBS Family, LLC, through the conversion of 2,171,250 shares of Sonic Automotive, Inc.'s Class B Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC).
  
  The percentage in Row 13 is calculated based upon (i) 19,574,728 total outstanding shares of Sonic Automotive, Inc.'s Class A Common Stock, par value $0.01 per share, as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026 and (ii) 12,029,375 shares of Sonic Automotive, Inc.'s Class A Common Stock issuable upon conversion of the total outstanding shares of Sonic Automotive, Inc.'s Class B Common Stock as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026.
- Marcus G. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 51,943; shared voting power 12,865,909; sole dispositive power 51,943; shared dispositive power 12,865,909; aggregate amount beneficially owned 12,917,852 (40.9% of the class)
  Comment: Row 7 includes 51,943 shares of Sonic Automotive, Inc.'s Class A Common Stock owned directly by the reporting person.
  
  Row 8 includes (i) 9,858,125 shares of Sonic Automotive, Inc.'s Class A Common Stock that can be acquired, upon the election of Sonic Financial Corporation, through the conversion of 9,858,125 shares of Sonic Automotive, Inc.'s Class B Common Stock owned indirectly by the reporting person (and directly by Sonic Financial Corporation), (ii) 836,534 shares of Sonic Automotive, Inc.'s Class A Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC), and (iii) 2,171,250 shares of Sonic Automotive, Inc.'s Class A Common Stock that can be acquired, upon the election of OBS Family, LLC, through the conversion of 2,171,250 shares of Sonic Automotive, Inc.'s Class B Common Stock owned indirectly by the reporting person (and directly by OBS Family, LLC).
  
  The percentage in Row 13 is calculated based upon (i) 19,574,728 total outstanding shares of Sonic Automotive, Inc.'s Class A Common Stock, par value $0.01 per share, as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026 and (ii) 12,029,375 shares of Sonic Automotive, Inc.'s Class A Common Stock issuable upon conversion of the total outstanding shares of Sonic Automotive, Inc.'s Class B Common Stock as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: SONIC AUTOMOTIVE INC
Address of issuer's principal executive offices: 4401 Colwick Road, Charlotte, North Carolina (NC), 28211
Comment:
This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D originally filed jointly by Sonic Financial Corporation ("SFC") and Mr. O. Bruton Smith ("Bruton Smith") with the Securities and Exchange Commission (the "SEC") on November 19, 1997, as amended by Amendment No. 1 to the Schedule 13D filed jointly by SFC and Bruton Smith with the SEC on January 10, 2013, Amendment No. 2 to the Schedule 13D filed jointly by SFC, Bruton Smith, B. Scott Smith ("Scott Smith"), David B. Smith ("David Smith") and Marcus G. Smith ("Marcus Smith") on June 24, 2015, Amendment No. 3 to the Schedule 13D filed jointly by SFC, Bruton Smith, Scott Smith, David Smith and Marcus Smith on October 9, 2018, and Amendment No. 4 to the Schedule 13D filed jointly by OBS Family, LLC ("OBS Family"), SFC, Scott Smith, David Smith and Marcus Smith (collectively, the "Reporting Persons"), on February 1, 2023 (as amended, the "Schedule 13D").

This Amendment is being filed to, among other things, reflect the following increases in the beneficial ownership of the Shares held by the Reporting Persons, principally as a result of repurchases of Shares made by the Issuer in the open market in the period from June 22, 2022 to June 12, 2026, under the Issuer's share repurchase program authorized by the Board of Directors of the Issuer:

- an increase in the percentage of beneficial ownership of the Shares held by OBS Family to 9.5%, as reported on Rows 13 of the cover pages of this Schedule 13D;

- an increase in the percentage of beneficial ownership of the Shares held by SFC to 31.2%, as reported on Rows 13 of the cover pages of this Schedule 13D;

- an increase in the percentage of beneficial ownership of the Shares held by Scott Smith to 41.8%, as reported on Rows 13 of the cover pages of this Schedule 13D;

- an increase in the percentage of beneficial ownership of the Shares held by David Smith to 42.3%, as reported on Rows 13 of the cover pages of this Schedule 13D; and

- an increase in the percentage of beneficial ownership of the Shares held by Marcus Smith to 40.9%, as reported on Rows 13 of the cover pages of this Schedule 13D.

Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment relates to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock", and together with the Class B Common Stock, par value $0.01 per share, the "Class B Common Stock", the "Shares") of Sonic Automotive, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4401 Colwick Road, Charlotte, NC 28211.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The Reporting Persons filed an initial Schedule 13D on November 19, 1997. The Schedule 13D was amended from time to time to reflect, among other things, additional purchases and sales of Shares over time. The Reporting Persons presently believe that the Shares are undervalued at current market prices and represent an attractive investment opportunity. As a result, the Reporting Persons are filing this Amendment to, among other things, report their intention to potentially acquire additional Shares from time to time in open market transactions or in privately negotiated transactions with third parties. The Reporting Persons have not decided on an exact number of Shares to acquire, which will depend on market conditions and other factors, and such acquisitions could result in the Reporting Persons acquiring greater than 50% beneficial ownership of the outstanding shares of Class A Common Stock (including as a result of the conversion or exchange of Class B Common Stock by the Reporting Persons).

In addition, depending on the Reporting Persons continuing assessment of certain factors, including the Issuer's financial condition and market conditions, the Reporting Persons will continue to periodically evaluate, and may in the future determine to pursue, various potential alternatives with respect to their investment in the Issuer, which alternatives could include, among other things, a transaction to take the Issuer private.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, at any time, change or reconsider their position and/or their purpose regarding any or all of the foregoing. There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described above with respect to the Shares or the Issuer. Moreover, there can be no assurance that the Reporting Persons will or will not develop any alternative plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take or refrain from taking any of the actions set forth above and the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including any or all of the actions set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Except as described in this Item 4, as of the date hereof, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Information contained on the cover pages to this Amendment and the information set forth in the Item 1 Comment and in Item 4 is hereby incorporated into Item 5 by reference.

The aggregate number and percentage of Shares beneficially owned by OBS Family, LLC, Sonic Financial Corporation, B. Scott Smith, David Bruton Smith, and Marcus G. Smith are set forth on rows 11 and 13 of pages 2, 3, 4, 5, and 6 hereof, respectively, which information is hereby incorporated herein by reference. The percentage is calculated based upon (i) 19,574,728 total outstanding shares of Sonic Automotive, Inc.'s Class A Common Stock, par value $0.01 per share, as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026 and (ii) 12,029,375 shares of Sonic Automotive, Inc.'s Class A Common Stock issuable upon conversion of the total outstanding shares of Sonic Automotive, Inc.'s Class B Common Stock as of April 28, 2026, as set forth in the Issuer's Form 10-Q (Q1) filed with the SEC on April 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of shares as to which OBS Family, LLC, Sonic Financial Corporation, B. Scott Smith, David Bruton Smith, and Marcus G. Smith have sole power to vote, shared power to vote, sole power to dispose, or shared power to dispose are set forth on rows 7-10 of pages 2, 3, 4, 5, and 6 hereof, respectively, which information is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions in Shares effected by the Reporting Persons or, to the best of the Reporting Person's knowledge, any person or entity identified on Schedule I to the Amendment No. 4 to the Schedule 13D of the Reporting Persons, dated February 1, 2023, during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Act, the beneficial owners of any securities of the Issuer that such Reporting Persons do not directly own. The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein that such Reporting Persons do not directly own.

## Signatures
- OBS Family, LLC: /s/ B. Scott Smith, B. Scott Smith / Manager (06/16/2026)
- OBS Family, LLC: /s/ David Bruton Smith, David Bruton Smith/Manager (06/16/2026)
- OBS Family, LLC: /s/ Marcus G. Smith, Marcus G. Smith/Manager (06/16/2026)
- Sonic Financial Corporation: /s/ Cary Tharrington, Cary Tharrington / Senior Vice President and General Counsel (06/16/2026)
- B. Scott Smith: /s/ B. SCOTT SMITH, B. SCOTT SMITH (06/16/2026)
- David Bruton Smith: /s/ DAVID BRUTON SMITH, /s/ DAVID BRUTON SMITH (06/16/2026)
- Marcus G. Smith: /s/ MARCUS G. SMITH, /s/ MARCUS G. SMITH (06/16/2026)